________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 20

                              -------------------

                              NCS HEALTHCARE, INC.
                       (Name of Subject Company (Issuer))

                                 OMNICARE, INC.
                             NCS ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                                      AND

                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                              PETER LATERZA, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 OMNICARE, INC.
                         100 EAST RIVERCENTER BOULEVARD
                           COVINGTON, KENTUCKY 41011
                           TELEPHONE: (859) 392-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                             MORTON A. PIERCE, ESQ.
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 259-8000
                              -------------------

                           CALCULATION OF FILING FEE

              Transaction Valuation*                               Amount of Filing Fee
                   $91,816,869                                          $18,363.37

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 18,460,599 shares of the class A common stock, par value $0.01, of NCS HealthCare, Inc. (the 'Company'), representing all of the outstanding shares of such class as of July 28, 2002 (less 1,000 shares of such class owned by Omnicare, Inc.), (ii) 5,255,210 shares of the class B common stock, par value $0.01, of the Company, representing all of the outstanding shares of such class as of July 28, 2002, (iii) 2,422,724 shares reserved for issuance upon the exercise of outstanding options to purchase class A common stock and (iv) 94,858 shares reserved for issuance upon the exercise of outstanding options to purchase class B common stock. The number of outstanding shares and shares reserved for issuance upon the exercise of options is contained in the Current Report on Form 8-K filed by the Company on July 30, 2002.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $18,363.37     Filing party: Omnicare, Inc.
Form or Registration No.: SC TO        Date Filed: August 8, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [x] third-party tender offer subject to Rule 14d-1

    [ ] issuer tender offer subject to Rule 13e-4

    [ ] going private transaction subject to Rule 13e-3

    [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

________________________________________________________________________________

         This Amendment No. 20 amends and supplements the Tender Offer
Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on August 8, 2002 (the "Schedule TO") by Omnicare, Inc., a Delaware corporation ("Omnicare"), and NCS Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Omnicare. The Schedule TO relates to a tender offer by Purchaser to purchase all of the outstanding shares of class A common stock, par value $0.01 per share, and class B common stock, par value $0.01 per share, of NCS HealthCare, Inc. (the "Company") for a purchase price of $3.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as hereby or hereafter amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 11. Additional Information.

         The following is hereby added to the end of Section 18 ("Legal Proceedings") of the Offer to Purchase:

         On October 22, 2002, Omnicare filed a Reply Memorandum of Law in Further Support of its Motion for Summary Judgment as to Count I of the Second Amended Complaint in the Delaware lawsuit. Although the motion was addressed to Count I of the First Amended Complaint, Omnicare requested that the Court deem the motion to apply to that Count in the Second Amended Complaint, which, at the time of filing the motion, Omnicare had not yet been granted leave to file. Subsequently, the Court granted Omnicare leave to file the Second Amended Complaint. Omnicare's memorandum responds to the opposition to Omnicare's
Motion for Summary Judgment filed in separate memoranda by the Company, Genesis Health Ventures, Inc. ("Genesis"), Jon H. Outcalt, Kevin B. Shaw,
Boake A. Sells and Richard L. Osborne (collectively, the "Defendants") on October 17, 2002. In the memorandum, Omnicare refutes the Defendants' arguments in opposition to Omnicare's Motion for Summary Judgment on the grounds that, among other things, (i) the irrevocable proxies granted to Genesis under the voting agreements between Genesis, on the one hand, and Messrs. Outcalt and Shaw, on the other, automatically and irrevocably converted their shares of NCS Class B Common Stock (ten votes per share) into NCS Class A common stock (one vote per share) pursuant to the terms of the amended and restated certificate of incorporation of NCS, (ii) the irrevocable proxies granted by Messrs. Outcalt and Shaw to Genesis were not given in connection with a solicitation of proxies subject to Section 14 of the Securities Exchange Act of 1934, as amended and (iii) there is no genuine issue of material fact precluding summary judgment. A copy of this memorandum is attached hereto as Exhibit (a)(1)(FF) and is incorporated herein by reference.

Item 12. Exhibits.

         Item 12 is hereby amended and supplemented with the following information:

         Exhibit (a)(1)(FF) Reply Memorandum of Law in Further Support of Omnicare's Motion for Summary Judgment as to Count I of the Second Amended Complaint filed in the Chancery Court, New Castle County, Delaware on October 22, 2002.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2002

                                          OMNICARE, INC.

                                          By: /s/ DAVID W. FROESEL, JR.
                                              -------------------------------

                                          Name: David W. Froesel, Jr.
                                          Title: Senior Vice President
                                                 and Chief Financial Officer

                                          NCS ACQUISITION CORP.

                                          By: /s/ DAVID W. FROESEL, JR.
                                              ------------------------------

                                          Name: David W. Froesel, Jr.
                                          Title: Vice President and Chief
                                                 Financial Officer

                                EXHIBIT INDEX

(a)(1)(A)  Offer to Purchase dated August 8, 2002.*

(a)(1)(B)  Letter of Transmittal.*

(a)(1)(C)  Notice of Guaranteed Delivery.*

(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.*

(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.*

(a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.*

(a)(1)(G)  Summary Advertisement, published August 8, 2002.*

(a)(1)(H)  Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(I)  Complaint filed in the Chancery Court, New Castle County, Delaware on
           August 1, 2002.*

(a)(1)(J)  Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(K)  First Amended Complaint filed in the Chancery Court, New Castle
           County, Delaware on August 12, 2002.*

(a)(1)(L)  Press Release issued by Omnicare, Inc. on August 20, 2002.*

(a)(1)(M) First Amended Complaint filed in the United States District Court for the Northern District of Ohio on August 21, 2002.*

(a)(1)(N)  Press Release issued by Omnicare, Inc. on August 26, 2002.*

(a)(1)(O)  Press Release issued by Omnicare, Inc. on September 6, 2002.*

(a)(1)(P) Selected material from a presentation of Omnicare, Inc. at the Bear Stearns 15th Annual Healthcare Conference on
           September 17, 2002 at The Waldorf Astoria, New York, New York.*

(a)(1)(Q)  Press Release issued by Omnicare, Inc. on September 20, 2002.*

(a)(1)(R)  Motion for Summary Judgment as to Count I of the First Amended
           Complaint filed in the Chancery Court, New Castle County, Delaware on September 30, 2002.*

(a)(1)(S)  Motion to Dismiss the First Amended Complaint filed in the United States
           District Court for the Northern District of Ohio on September 13, 2002.*

(a)(1)(T)  Opposition to Omnicare's Motion to Dismiss and Motion for Preliminary
           Injunction filed in the United States District Court for the Northern
           District of Ohio on September 30, 2002.*

(a)(1)(U)  Press Release issued by Omnicare, Inc. on October 4, 2002.*


(a)(1)(V) Defendant's Motion to Dismiss the Second Amended Complaint filed in the Chancery Court, New Castle County, Delaware on October 3, 2002.*

(a)(1)(W) Omnicare's Reply Memorandum of Law in Further Support of the Motion to Dismiss the First Amended Complaint filed in the United States
           District Court for the Northern District of Ohio on October 15,
           2002.*

(a)(1)(X)  Second Amended Complaint filed in the Chancery Court, New Castle
           County, Delaware on October 16, 2002.*

(a)(1)(Y)  Plaintiff's Memorandum of Law in Opposition to the NCS Defendants'
           Motion to Dismiss Omnicare's Second Amended Complaint filed in the
           Chancery Court, New Castle County, Delaware on October 17, 2002.*

(a)(1)(Z)  Omnicare's Memorandum of Law in Opposition to Plaintiff's Motion for
           Preliminary Injunction filed in the United States District Court for the Northern District of Ohio on October 17, 2002.*

(a)(1)(AA) The NCS Defendants' Memorandum of Law in Opposition to Omnicare's and
           the Class Plaintiffs' Motion for Summary Judgment filed in the Chancery Court, New Castle County, Delaware on October 17, 2002.*

(a)(1)(BB) Defendant Jon H. Outcalt's Brief in Opposition to Omnicare's Motion
           for Summary Judgment on Count I of the First Amended Complaint filed in the Chancery Court, New Castle County, Delaware on October 17,
           2002.*

(a)(1)(CC) Defendant Kevin B. Shaw's Memorandum of Law in Opposition to
           Omnicare's Motion for Summary Judgment on Count I of the Second
           Amended Complaint filed in the Chancery Court, New Castle County,
           Delaware on October 17, 2002.*

(a)(1)(DD) Brief of Defendants Genesis Health Ventures, Inc. and Geneva Sub,
           Inc. in Opposition to Omnicare's and the Class Plaintiffs' Motions for Summary Judgment on Count I of their Complaints filed in the Chancery Court, New Castle County, Delaware on October 17, 2002.*

(a)(1)(EE) Press Release issued by Omnicare, Inc. on October 22, 2002.*

(a)(1)(FF) Reply Memorandum of Law in Further Support of Omnicare's Motion for
           Summary Judgment as to Count I of the Second Amended Complaint filed in the Chancery Court, New Castle County, Delaware on October 22,
           2002.

(a)(5)(A)  Form of Agreement and Plan of Merger proposed by Omnicare, Inc.*

(a)(5)(B)  Agreement and Plan of Merger executed by Omnicare, Inc.*

(b)(1)     Three-year, $495.0 million Credit Agreement, dated as of March 20, 2001, among
           Omnicare, Inc., as the Borrower, the Guarantors named therein and the lenders named therein, as the Lenders, Lehman Commercial Paper Inc., as a Syndication
           Agent, Sun Trust Bank, as a Documentation Agent, Deutsche Banc Alex. Brown, as
           a Documentation Agent, and Bank One, NA, with its main office in Chicago,
           Illinois, as the Administrative Agent. (Incorporated by reference to Exhibit
           99.3 of Omnicare's Current Report on Form 8-K filed with the Securities and
           Exchange Commission on March 23, 2001).

(c)        None.

(d)(1)     Confidentiality Agreement, dated August 29, 2001, between Omnicare, Inc. and
           NCS HealthCare, Inc.*

(e)        None.

(f)        None.

(g)        None.

(h)        None.

---------------------
* Previously filed.


                          STATEMENT OF DIFFERENCES
                          ------------------------

 The section symbol shall be expressed as............................... 'SS'